SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedád Anonima

ITEM

1 Translation of Consolidated Results Full Year 2016 & Q4 2016.

YPF S.A.

Consolidated Results

Full Year 2016 and Q4 2016

Consolidated Results Full Year 2016 and Q4 2016

CONTENT

Consolidated Results Full Year 2016 and Q4 2016

2016 ended with an increase in revenues of 34.6%, an increase in adjusted EBITDA of 22.4% and a decrease in operating income before impairment of assets of 44.1%.

Q4 2015	Q3 2016	Q4 2016	Var.% Q4 16/ Q4 15		Jan - Dec 2015	Jan - Dec 2016	Var.% 2016 /2015

40,946	55,849	54,558	33.2%	Revenues (Million Ps)	156,136	210,100	34.6%

910	(34,578)	3,396	273.2%	Operating income (Million Ps)	16,588	(24,246)	(246.2%)

3,445	1,610	2,151	(37.6%)	Operating income before Impairment of assets (Million Ps)	19,123	10,697	(44.1%)

(1,865)	(30,256)	1,775	(195.2%)	Net income (Million Ps)	4,426	(28,379)	(741.2%)

(217)	(6,734)	966	(544.5%)	Net income before impairment of assets (Million Ps)	6,074	(5,666)	(193.3%)

11,589	14,609	13,933	20.2%	Adj. EBITDA (Million Ps)	47,556	58,216	22.4%

(4.32)	(77.14)	4.35	(200.8%)	Earnings per share (Ps per Share)	11.68	(72.13)	(717.5%)

18,322	14,997	18,569	1.3%	Capital Expenditures (*) (Million Ps)	61,161	62,805	2.7%

Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of property, plant and equipment + Amortization of intangible assets + Impairment of property, plant and equipment.

(*)	Capital Expenditures net of costs related to obligations for the abandonment of hydrocarbon wells of Ps 2.4 billion

(Amounts are expressed in billions of Argentine pesos, except where indicated)

1.	MAIN MILESTONES AND ECONOMIC MAGNITUDES FOR FULL YEAR 2016

•	Revenues for 2016 were Ps 210.1 billion, 34.6% higher than 2015.

•	Operating income for 2016, before asset impairment charges, was Ps 10.7 billion, 44.1% lower than 2015, while adjusted EBITDA for 2016 was Ps 58.2 billion, 22.4% higher than 2015.

•	Operating cash flow was Ps 49.2 billion for 2016, 18.8% higher than the Ps 41.4 billion reported for 2015.

•	Total investments in fixed assets were Ps 62.8 billion, 2.7% higher than 2015.

•	Hydrocarbon production for 2016 was 577.4 Kbped, 0.1% higher than 2015. Crude oil production for 2016 was 244.7 Kbbld for 2016, 2.0% lower than 2015. Natural gas production for 2016 was 44.6 Mm3d, 0.9% higher than 2015. Average crude oil processed for 2016 was 294 Kbbld, 1.8% lower than 2015. The refinery utilization average for 2016 was 92%, 1.8% lower than 2015.

•	In 2016, proved reserves (P1) decreased 9.2% from 1,226 Mboe in 2015 to 1,113 Mboe in 2016. The reserve replacement ratio was 46%. Hydrocarbon reserves increased 98 Mboe, of which 22 Mbbl corresponds to liquids and 76 Mboe corresponds to natural gas.

Consolidated Results Full Year 2016 and Q4 2016

2. ANALYSIS OF RESULTS FOR FULL YEAR 2016 AND Q4 2016

2.1 CUMULATIVE RESULTS

Revenues for 2016 were Ps 210.1 billion, 34.6% higher than 2015, due primarily to the following factors:

•	Natural gas revenues increased Ps 14.4 billion, 65.5% higher than 2015, due to a 67.8% increase in prices in Argentine peso terms, due to an increase in third party sale prices as well as the effect of the stimulus program for the surplus injection of natural gas on incremental production, which was partially offset by a 1.4% decrease in sales volumes;

•	Diesel revenues increased Ps 14.3 billion, 25.2% higher than 2015, due to a 30.5% increase in the company’s diesel product mix prices, which was partially offset by a 4.1% decrease in sales volumes, despite a 8.3% increase in sales volumes of Infinia diesel, a premium diesel product;

•	Gasoline revenues increased Ps 11.3 billion, 32.3% higher than 2015, due to a 34.1% increase in the company’s gasoline product mix prices, which was partially offset by a 1.3% decrease in sales volumes, despite a 1.1% increase in sales volumes of Infinia gasoline, a premium gasoline product;

•	Retail natural gas revenues from the company’s Metrogas S.A. (“Metrogas”) subsidiary (residential and small business and companies), increased Ps 2.9 billion, 78.0% higher than 2015, due to a 60.1% increase in prices and an 11.2% increase in sales volumes;

•	Fuel oil revenues in the Argentine domestic market increased Ps 2.6 billion, 36.6% higher than 2015, due to a 54.5% increase in prices, which was partially offset by a 11.6% decrease in sales volumes;

•	Export revenues increased Ps 4.1 billion, 33.0% higher than 2015, due to a 38.8% increase in exports of flour, grains and oil, a 29.0% increase in exports of jet fuel, and a 37.2% increase in exports of petrochemical products, all due to increases in prices in Argentine peso terms, which was partially offset by lower sales volumes; and

•	Partially offsetting the effect of the increases discussed above, was Ps 2.0 billion recorded in 2015 due to the Crude Oil Production Stimulus Program, which was discontinued as of 2016.

Cost of sales for 2016 were Ps 177.3 billion, 48.3% higher than 2015. This includes a 48.5% increase in production costs and a 43.9% increase in purchases. Cash costs, which include production costs and purchases but exclude depreciation and amortization, increased 41.4%. This increase was driven by the following factors:

a) Costs of production:

•	Depreciation of property, plant and equipment increased Ps 17.4 billion, 67.6% higher than 2015, due to increased investments in assets and appreciation based on their valuation in U.S. dollars, which is the functional currency of the company;

Consolidated Results Full Year 2016 and Q4 2016

•	Lifting costs increased Ps 8.4 billion, 29.1% higher than 2015, reflecting a 28.2% increase in the unit indicator in Argentine peso terms;

•	Royalties increased Ps 5.2 billion, 45.7% higher than 2015. Of this increase, Ps 3.2 billion was related to an increase in royalties for crude oil production and Ps 2.0 billion was related to an increase in royalties for natural gas production, due to higher wellhead values of these products;

•	Production costs related to refining increased Ps 2.5 billion, 42.0% higher than 2015, due primarily to increased costs for the consumption of materials, spare parts, electricity and other supplies and fuels, reflecting a 44.2% increase in the unit indicator in Argentine peso terms;

•	Transportation costs increased Ps 2.2 billion, 45.0% higher than 2015, due primarily to increases in rates produced during 2016.

b) Purchases:

•	Biofuel purchases increased Ps 5.5 billion, 70.5% higher than 2015, due to higher FAME and ethanol biofuel prices of 76.3% and 45.6%, respectively, an 11.0% increase in volumes purchased of ethanol biofuel due to an increase in the amount of ethanol biofuel required to be included in gasoline, and a 1.4% increase in volumes purchased of FAME;

•	Natural gas purchases from other suppliers for resale in the retail segment (residential and small business and companies) from the company’s Metrogas subsidiary increased Ps 2.3 billion, 78.2% higher than 2015, due to a 70.0% increase in prices and a 4.8% increase in volumes purchased;

•	Crude oil purchases from third parties increased Ps 2.2 billion, 19.5% higher than 2015, despite a 13.4% decrease in U.S. dollar prices charged by third parties, due to a 35.0% increase in the purchase price in Argentine peso terms, related principally to the devaluation of the Argentine peso, partially offset by an 11.4% decrease in volumes purchased;

•	Grain purchases in the agricultural sales segment through the form of barter, which were recorded as purchases for accounting purposes, increased Ps 1.5 billion, 58.1% higher than 2015, due to a 91.1% increase in prices, partially offset by a 17.3% decrease in volumes purchased;

Consolidated Results Full Year 2016 and Q4 2016

•	Fuel imports decreased Ps 0.6 billion, 10.0% lower than 2015, due to a 38.5% decrease in volumes purchased of diesel, which was partially offset by a 15.7% increase in volumes purchased of gasoline and jet fuel.

Additionally, the insurance payment recorded in 2015 related to the loss incurred by the La Plata refinery in April 2013 was Ps 0.6 billion, and the insurance payment recorded in 2015 related to the incident at the Cerro Divisadero treatment plant in Mendoza in March 2014 was Ps 1.2 billion, of which Ps 0.8 billion was recorded as a lower cost of purchases and Ps 0.4 billion was recorded in other operating results, net. Cost of sales in 2016 compared to 2015 was negatively affected by the absence of these insurance payments in 2016.

Administration expenses for 2016 were Ps 7.1 billion, an increase of 27.6% compared to Ps 5.6 billion in 2015. The increase was principally due to higher personnel expenses and higher IT costs.

Selling expenses for 2016 were Ps 15.2 billion, an increase of 37.1% compared to Ps 11.1 billion in 2015. This was driven primarily by increases in transport expenses, primarily due to higher rates paid for domestic transport of fuels, and increases in personnel costs, depreciation of property, plant and equipment, advertising and promotional activities, and in the provision for doubtful accounts, which was negatively affected by recoveries in the provision for doubtful accounts in the natural gas distribution segment in 2015.

Exploration expenses for 2016 were Ps 3.2 billion, an increase of 27.6% compared to Ps 2.5 billion in 2015.

In 2016 the company recorded an impairment charge for property, plant and equipment of Ps 34.9 billion, due to an estimated reduction in crude oil prices in the Argentine domestic market, together with the estimated evolution of costs based on both the impact of macroeconomic factors and the operational behavior of the company’s assets.

In 2015, the company recorded an impairment charge for property, plant and equipment and intangible assets of Ps 2.5 billion, due to an expected continued decline in oil prices in the Argentine domestic market over the short term and an expected decline in international oil prices over the medium and long term. This loss impacted field assets in Argentina with reserves and production primarily of oil by Ps 2.3 billion and field assets with crude oil production in the United States by Ps 0.2 billion.

Other operating results, net, for 2016 were a gain of Ps 3.4 billion, a 101.8% increase compared to a gain of Ps 1.7 billion for 2015. This amount includes a net gain of Ps 1.5 billion associated with the deconsolidation of Maxus Energy Corporation, Tierra Solutions Inc., Maxus International Energy Company, Maxus (US) Exploration and Gateway Coal Company (collectively, the “Maxus Entities”) and income of Ps 1.4 billion related to the Area Magallanes Incremental Project (“PIAM”) under the agreement reached with the company’s partner in the Magallanes area to participate in the extension of the concession of this area . Additionally, this amount includes a Ps 0.2 billion decrease in the receipt of construction incentives by the company’s A-Evangelista subsidiary and a Ps 48 million increase in temporary economic assistance accrued by the company’s Metrogas subsidiary.

Consolidated Results Full Year 2016 and Q4 2016

Financial results for 2016 were a loss of Ps 6.1 billion, a 150.6% decrease compared to a gain of Ps 12.2 billion for 2015. This change was driven primarily by lower positive effects of foreign exchange rates on net liabilities in Argentine pesos of Ps 8.6 billion, generated by lower devaluation of the Argentine peso in 2016 compared to 2015. Higher interest expenses and other financial results of Ps 9.7 billion were also recorded due to increased levels of debt and higher interest rates in 2016 compared to 2015.

Income tax for 2016 was a benefit of Ps 1.4 billion, a decrease of 105.8% compared to an expense of Ps 24.6 billion in 2015. This benefit was mainly due to lower deferred tax of Ps 27.3 billion, which was partially offset by a Ps 1.3 billion increase in current income tax. The lower deferred tax charge is due to the recognition of the deferred tax assets of Ps 12.2 billion related to the impairment charge for property, plant and equipment discussed above and the lower difference generated by the revaluation of the book value of the company’s property, plant and equipment in U.S. dollars, which is the functional currency of the company, and the tax bases of such property, plant and equipment denominated in Argentine pesos, due to the lower devaluation of the Argentine peso in 2016.

Net income for 2016 was a loss of Ps 28.4 billion, compared to net income of Ps 4.4 billion in 2015. Net income for 2016, before asset impairment charges, was a loss of Ps 5.7 billion, a decrease of 193.3% compared to a gain of Ps 6.1 billion in 2015.

Capital expenditures for property, plant and equipment in 2016 were Ps 62.8 billion, 2.7% higher than in 2015.

In 2016, proved reserves decreased 9.2% from 1,226 Mboe in 2015 to 1,113 Mboe in 2016. The reserve replacement ratio was 46%, while the ratio was 74% for gas and 20% for liquids. In addition, 98 Mboe of hydrocarbon reserves were added, of which 22 Mbbl corresponds to liquids and 76 Mboe corresponds to natural gas.

2.2 RESULTS FOR Q4 2016

Revenues for Q4 2016 were Ps 54.6 billion, 33.2% higher than Q4 2015, due primarily to the following factors:

•	Diesel revenues increased Ps 3.5 billion, 23.7% higher than Q4 2015, due to a 27.8% increase in the company’s diesel product mix prices, which was partially offset by a 3.2% decrease in sales volumes, despite a 10.6% increase in sales volumes of Infinia diesel, a premium diesel product;

Consolidated Results Full Year 2016 and Q4 2016

•	Gasoline revenues increased Ps 3.0 billion, 31.4% higher than Q4 2015, due to a 33.5% increase in the company’s gasoline product mix prices, which was partially offset by a 1.6% decrease in sales volumes, despite a 5.1% increase in sales volumes of Infinia gasoline, a premium gasoline product;

•	Natural gas revenues increased Ps 2.9 billion, 47.4% higher than Q4 2015, due to a 59.4% increase in prices in Argentine peso terms, due to an increase in third party sale prices as well as the effect of the stimulus program for the surplus injection of natural gas on incremental production, which was partially offset by a 7.5% decrease in sales volumes;

•	Retail natural gas revenues from the company’s Metrogas subsidiary (residential and small business and companies) increased Ps 0.7 billion, 79.8% higher than Q4 2015, due to a 93.7% increase in prices, which was partially offset by a 7.2% decrease in sales volumes;

•	Fuel oil revenues in the Argentine domestic market decreased Ps 0.2 billion, 13.9% lower than Q4 2015, due to a 39.7% decrease in sales volumes, which was partially offset by a 42.8% increase in prices;

•	Export revenues increased Ps 1.8 billion, 66.3% higher than 2015, due primarily to a 34.0% increase in exports of flour, grains and oil, a 57.5% increase in exports of jet fuel, and a 68.1% increase in exports of petrochemical products, all due to increases in prices in Argentine peso terms, which was partially offset by a decrease in export volumes. In addition, exports of virgin naphtha and LPG increased 117.6% and 693.4%, respectively, due to increases in both prices and export volumes;

•	Partially offsetting the effect of the increases discussed above, was Ps 0.8 billion recorded in Q4 2015 due to the Crude Oil Production Stimulus Program, which was discontinued as of 2016.

Cost of sales for Q4 2016 were Ps 46.3 billion, 41.3% higher than Q4 2015. This includes a 36.6% increase in production costs and a 40.7% increase in purchases. Cash costs, which include production costs and purchases but exclude depreciation and amortization, increased 38.3%. This increase was driven by the following factors:

a) Costs of production:

•	Depreciation of property, plant and equipment increased Ps 2.5 billion, 34.5% higher than Q4 2015, due to investments in assets and appreciation based on their valuation in U.S. dollars, which is the functional currency of the company;

Consolidated Results Full Year 2016 and Q4 2016

•	Lifting costs increased Ps 2.0 billion, 24.4% higher than Q4 2015, reflecting a 24.6% increase in the unit indicator in Argentine peso terms;

•	Royalties increased Ps 1.1 billion, 36.2% higher than Q4 2015. Of this increase, Ps 0.7 billion was related to an increase in royalties for crude oil production and Ps 0.4 billion was related to an increase in royalties for natural gas production, due to higher wellhead values of these products;

•	Production costs related to refining increased Ps 0.6 billion, 34.4% higher than Q4 2015, due primarily to increased costs for the consumption of materials, spare parts, electricity and other supplies and fuels, reflecting a 30.8% increase in the unit indicator in Argentine peso terms;

•	Transportation costs increased Ps 0.6 billion, 40.7% higher than Q4 2015, due primarily to increases in rates produced during 2016.

b) Purchases:

•	Biofuel purchases increased Ps 1.9 billion, 97.9% higher than Q4 2015, due to higher FAME and ethanol biofuel prices of 63.5% and 53.2%, respectively, a 20.1% increase in volumes purchased of ethanol biofuel, and a 29.8% increase in volumes purchased of FAME;

•	Natural gas purchases from other suppliers for resale in the retail segment (residential and small business and companies) from the company’s Metrogas subsidiary increased Ps 0.6 billion, 103.1% higher than Q4 2015, due to a 104.2% increase in prices in Argentine peso terms, which was partially offset by a 0.5% decrease in volumes purchased;

•	Grain purchases in the agricultural sales segment through the form of barter, which were recorded as purchases for accounting purposes, increased Ps 0.3 billion, 50.9% higher than Q4 2015, due to an increase in prices in Argentine peso terms and similar volumes purchased;

•	Crude oil purchases from third parties increased Ps 0.3 billion, 9.7% higher than Q4 2015, due to a 22.5% increase in the purchase price in Argentine peso terms, partially offset by a 10.4% decrease in volumes purchased;

•	Diesel, gasoline and jet fuel imports decreased Ps 1.0 billion, 63.1% lower than Q4 2015, due to an 89.2% decrease in volumes purchased of diesel and a 44.5% decrease in volumes purchased of gasoline and jet fuel.

Consolidated Results Full Year 2016 and Q4 2016

Additionally, the insurance payment recorded in Q4 2015 related to the incident at the Cerro Divisadero treatment plant in Mendoza in March 2014 was Ps 0.6 billon, of which Ps 0.4 billion was recorded as a lower cost of purchases and Ps 0.2 billion was recorded in other operating results, net. Cost of sales in Q4 2016 compared to Q4 2015 was negatively affected by the absence of this insurance payment in Q4 2016.

Administration expenses for Q4 2016 were Ps 1.9 billion, 8.0% higher than Q4 2015. The increase was principally due to higher personnel expenses and higher IT costs.

Selling expenses for Q4 2016 were Ps 4.5 billion, 49.4% higher than Q4 2015. This was driven primarily by increases in transport expenses, primarily due to higher rates paid for domestic transport of fuels, and increases in personnel costs, depreciation of property, plant and equipment, and advertising and promotional activities.

Exploration expenses for Q4 2016 totaled Ps 1.7 billion, 131.6% higher than Q4 2015.

In Q4 2016, the company recorded a recovery of the impairment charge for property, plant and equipment of Ps 1.2 billion, due primarily to a reduction in estimated operating costs and a slight improvement in projected international prices, all of which was partially offset by the effect of the change in reserves with respect to the previous period.

In Q4 2015, the company recorded an impairment charge for property, plant and equipment and intangible assets of Ps 2.5 billion, due to an expected continued decline in oil prices in the Argentine domestic market over the short term and an expected decline in international oil prices over the medium and long term. This loss impacted field assets in Argentina with reserves and production primarily of oil by Ps 2.3 billion and field assets with crude oil production in the United States by Ps 0.2 billion.

Other operating results, net, for Q4 2016 was a gain of Ps 2.0 billion, a 160.8% increase compared to a gain of Ps 0.8 billion for Q4 2015. This amount includes income of Ps 1.1 billion related to PIAM under the agreement reached with the company’s partner in the Magallanes area to participate in the extension of the concession of this area. Additionally, this amount includes Ps 0.8 billion in temporary economic assistance accrued by the company’s Metrogas subsidiary in Q4 2016 compared to Ps 0.1 billion in Q4 2015.

Financial results for Q4 2016 were a loss of Ps 2.2 billion, a 115.6% decrease compared to a gain of Ps 14.2 billion in Q4 2015. This change was driven primarily by a Ps 13.6 billion decrease in positive effects of foreign exchange rates on net liabilities in Argentine peso terms, generated by lower devaluation of the Argentine peso in Q4 2016 compared to Q4 2015. Higher interest expenses and other financial results of Ps 2.8 billion were also recorded in Q4 2016 due to increased levels of debt in Q4 2016 compared to Q4 2015.

Consolidated Results Full Year 2016 and Q4 2016

Income tax for Q4 2016 was a benefit of Ps 0.4 billion, a decrease of 102.2% compared to an expense of Ps 17.2 billion in Q4 2015. This benefit was mainly due to lower deferred tax of Ps 21.2 billion, which was partially offset by a Ps 3.7 billion increase in current income tax. The lower deferred tax charge is due to the recognition of the deferred tax assets related to the impairment charge for property, plant and equipment discussed above and the lower difference generated by the revaluation of the book value of the company’s property, plant and equipment in U.S. dollars, which is the functional currency of the company, and the tax bases of such property, plant and equipment denominated in Argentine pesos, due to the lower devaluation of the Argentine peso in 2016.

Net income for Q4 2016 was a gain of Ps 1.8 billion, compared to a loss of Ps 1.9 billion in Q4 2015. Net income for Q4 2016, before asset impairment charges, was a gain of Ps 1.0 billion, an increase of 544.5% compared to a loss of Ps 0.2 billion in Q4 2015.

Total capital expenditures for property, plant and equipment in Q4 2016 were Ps 18.6 billion, 1.3% higher than Q4 2015.

Consolidated Results Full Year 2016 and Q4 2016

3. ANALYSIS OF OPERATING RESULTS

3.1 UPSTREAM

Q4 2015	Q3 2016	Q4 2016	Var.% Q4 16/ Q4 15		Jan - Dec 2015	Jan - Dec 2016	Var.% 2016 /2015

570	(35,137)	2,135	274.6%	Operating income (Million Ps)	7,535	(26,845)	(456.3%)

3,105	1,051	890	(71.3%)	Operating income before Impairment of assets (Million Ps)	10,070	8,098	(19.6%)

21,664	28,096	28,878	33.3%	Revenues (Million Ps)	80,287	114,143	42.2%

252.4	247.1	239.7	(5.0%)	Crude oil production (Kbbld)	249.7	244.7	(2.0%)

53.9	50.1	54.2	0.6%	NGL production (Kbbld)	49.2	52.5	6.9%

43.8	44.9	44.6	1.7%	Gas production (Mm3d)	44.2	44.6	0.9%

581.9	579.3	574.1	(1.3%)	Total production (Kboed)	576.7	577.4	0.1%

713	312	1,651	131.6%	Exploration costs (Million Ps)	2,473	3,155	27.6%

14,477	11,665	13,824	(4.5%)	Capital Expenditures (*) (Million Ps)	49,879	49,153	(1.5%)

6,631	10,965	8,330	25.6%	Depreciation (Million Ps)	23,075	38,125	65.2%

				Realization Prices

63.5	59.9	53.3	(16.2%)	Crude oil prices in domestic market Period average (USD/bbl)	67.6	58.9	(12.8%)

4.45	4.78	4.79	7.6%	Average gas price (USD/Mmbtu)	4.50	4.76	5.8%

(*)	Capital Expenditures net of costs related to obligations for the abandonment of hydrocarbon wells of Ps 2.4 billion

3.1.1 CUMULATIVE RESULTS

Operating income for the Upstream business segment for 2016 before asset impairment charges was Ps 8.1 billion, 19.6% lower than 2015. Taking into account asset impairment charges related to property, plant and equipment of Ps 34.9 billion in 2016 and Ps 2.5 billion in 2015, which also included intangible asset impairment charges, operating income for the Upstream business segment was a loss of Ps 26.8 billion in 2016 compared to a gain of Ps 7.5 billion in 2015.

Revenues were Ps 114.1 billion in 2016, 42.2% higher than 2015, due primarily to the following factors:

•	Crude oil revenues increased Ps 21.9 billion, 39.0% higher than 2015, due to a 38.8% increase in Argentine peso terms of the transfer prices between the Upstream and Downstream business segments. Volumes transferred between business segments increased 0.6% and volumes sold to third parties decreased 8.4%;

Consolidated Results Full Year 2016 and Q4 2016

•	Natural gas revenues from sales to third parties increased Ps 14.4 billion, 65.5% higher than 2015, due to an increase in prices for third-party sales in Argentine peso terms, which was partially offset by a 1.4% decrease in sales volumes;

•	Partially offsetting the effect of the increases discussed above, was Ps 2.0 billion recorded in 2015 due to the Crude Oil Production Stimulus Program, which was discontinued as of 2016.

The price obtained in U.S. dollars for crude oil in the Argentine domestic market for 2016 decreased 12.8% to US$58.90/barrel. The price obtained for natural gas for 2016 was US$4.76/Mmbtu, 5.8% higher than 2015.

Hydrocarbon production for 2016 was 577.4 Kboed, remaining stable compared to 2015. Crude oil production for 2016 was 244.7 Kbbld, 2.0% lower than 2015. Natural gas production for 2016 was 44.6 Mm3d, 0.9% higher than 2015. NGL production for 2016 was 52.5 Kbbld, 6.9% higher than 2015.

Organic growth in production came mainly from the Neuquina basin, especially the production of tight gas from the Lajas formation, which reached a daily average of 4.9 Mm3d, 14.0% higher than 2015.

642 wells were put in production during 2016, including both YPF and YSUR, 184 of which targeted non-conventional formations. Of these, 59 were in the Loma Campana area, 41 were in Lajas in the Loma La Lata area, 28 were in the Rincón del Mangrullo area, 35 were in the El Orejano area and 21 were in the Estación Fernández Oro area. As of December 31, 2016, the total number of active drilling rigs was 41, while 11 rigs remained on standby.

Operating costs for 2016 were Ps 104.0 billion, 51.9% higher than 2015, mainly due to the following:

•	Depreciation of property, plant and equipment increased Ps 15.1 billion, a 65.2% increase;

•	Lifting costs increased Ps 8.4 billion, a 29.1% increase, reflecting a 28.2% increase in the unit indicator in Argentine peso terms;

•	Royalties increased Ps 5.2 billion, a 45.7% increase, related to an increase in royalties for crude oil production of Ps 3.2 billion and an increase in royalties for natural gas production of Ps 2.0 billion, due to higher wellhead values of these products;

•	Transportation costs increased Ps 0.6 billion, a 40.2% increase, due to increases in rates produced during 2016.

Exploration expenses for 2016 were Ps 3.2 billion, an increase of 27.6% compared to Ps 2.5 billion in 2015. This change was due principally to a Ps 0.6 billion increase in negative results from unproductive exploratory wells in 2016 compared to 2015. Expenses for the development of geological and geophysical studies did not change significantly between 2016 and 2015. Nevertheless, total exploration investments decreased Ps 1.4 billion, 49.7% lower than 2015.

Consolidated Results Full Year 2016 and Q4 2016

In 2016, the company recorded an impairment charge for property, plant and equipment of Ps. 34.9 billion, due to an estimated reduction in crude oil prices in the Argentine domestic market, together with the estimated evolution of estimated costs based on both the impact of macroeconomic factors and the operational behavior of the company’s assets.

In 2015, the company recorded an impairment charge for property, plant and equipment and intangible assets of Ps 2.5 billion, due to an expected continued decline in oil prices in the Argentine domestic market over the short term and an expected decline in international oil prices over the medium and long term. This loss impacted field assets in Argentina with reserves and production primarily of oil by Ps 2.3 billion and field assets with crude oil production in the United States by Ps 0.2 billion.

In 2016, there was income of Ps 1.4 billion related to PIAM under the agreement reached with the company’s partner in the Magallanes area to participate in the extension of the concession of this area. This amount was recorded in other operating income, net.

With respect to the incident at the Cerro Divisadero treatment plant in Mendoza in March 2014, an insurance payment of Ps 1.2 billion was recorded in 2015, of which Ps 0.8 billion was recorded as revenues in this business segment and Ps 0.4 billion in other operating income, net.

Unit cash costs in U.S. dollars decreased 14.5% to US$20.70/boe in 2016 from US$23.20/boe in 2015, including taxes of US$6.00/boe and US$6.60/boe, respectively. In turn, the average lifting cost for YPF was US$12.00/boe for 2016, 19.7% lower than US$15.00/boe in 2015.

Reserves

In 2016, proved reserves decreased 9.2% from 1,226 Mboe in 2015 to 1,113 Mboe in 2016. The reserve replacement ratio was 46%, while the ratio was 74% for gas and 20% for liquids. In addition, 98 Mboe of hydrocarbon reserves were added, of which 22 Mbbl corresponds to liquids and 76 Mboe corresponds to natural gas.

In the Neuquina basin, proved reserves were added from the development of reservoirs of the Vaca Muerta formation, both in Shale Gas (El Orejano) and Shale Oil (Loma La Lata Norte, Loma Campana), as well as the development of the tight gas reservoirs in the Lajas formation in Estación Fernández Oro, Aguada Toledo - Sierra Barrosa and Mulichinco formation in Rincón del Mangrullo. In conventional areas of gas, there was activity in Loma La Lata Central and Aguada Pichana and in conventional areas of oil, such as the enhanced oil recovery in Chachahuén Sur and CNQ7/A and, the drilling activity in Volcán Auca Mahuida. In addition, the company acquired a participating interest in Río Neuquén and Aguada de la Arena.

In the Golfo San Jorge basin area, reserves were added due to the continued expansion of secondary recovery projects in Manantiales Behr, El Trébol and Barranca Baya.

Consolidated Results Full Year 2016 and Q4 2016

In the Austral basin area, reserves were added in the Magallanes area due to the PIAM infrastructure improvements, while, in the Cuyana basin area, reserves were added as a part of the new Mesa Verde field and the drilling activity in Ugarteche.

There were decreases in net reserves of crude oil in 2016 due principally to an expected reduction in prices in Argentine peso terms in the Argentine domestic market and the estimated evolution of costs based on both the impact of macroeconomic factors and the operational behavior of the company’s assets. There were also decreases in net reserves of natural gas due to revisions of previous estimates and a decrease in the sale price in the fields on the island of Tierra del Fuego.

3.1.2 FOURTH QUARTER 2016

Operating income for the Upstream business segment for Q4 2016, before asset impairment charges, was Ps 0.9 billion, 71.3% lower than Q4 2015. Taking into account asset impairment charges related to property, plant and equipment, which was a recovery of Ps 1.2 billion in Q4 2016 and a charge of Ps 2.5 billion in Q4 2015, which also included intangible asset impairment charges, operating income in the Upstream business segment was a gain of Ps 2.1 billion in Q4 2016 compared to a gain of Ps 0.6 billion in Q4 2015.

Revenues were Ps 28.9 billion in Q4 2016, 33.3% higher than Q4 2015, due primarily to the following factors:

•	Crude oil revenues increased Ps 4.8 billion, 32.4% higher than 2015, due to a 27.5% increase in Argentine peso terms of the transfer prices between the Upstream and Downstream business segments, while volumes transferred between business segments increased 4.2% and volumes sold to third parties decreased 2.4%;

•	Natural gas revenues from sales to third parties increased Ps 2.9 billion, 47.4% higher than 2015, due to a 59.4% increase in prices in Argentine peso terms, which was partially offset by a 7.5% decrease in sales volumes;

•	Partially offsetting the effect of the increases discussed above, was Ps 0.8 billion recorded in Q4 2015 due to the Crude Oil Production Stimulus Program, which was discontinued as of 2016.

The price obtained in U.S. dollars for crude oil in the Argentine domestic market for Q4 2016 decreased 16.2% to US$53.30/barrel. The price obtained in U.S. dollars for natural gas was US$4.79/Mmbtu, 7.6% higher than Q4 2015.

Hydrocarbon production for Q4 2016 was 574.1 Kboed, 1.3% lower than Q4 2015. Crude oil production for Q4 2016 was 239.7 Kbbld, 5% lower than Q4 2015. Natural gas production for Q4 2016 was 44.6 Mm3d, 1.7% higher than Q4 2015. NGL production for Q4 2016 was 54.2 Kbbld, 0.6% higher than Q4 2015.

Consolidated Results Full Year 2016 and Q4 2016

With respect to development activity, 132 wells were put in production in Q4 2016, including the shale and tight wells mentioned below, resulting in total new wells put in production in 2016 of 642.

Hydrocarbon production in shale areas for Q4 2016 was 62.3 Kboed, including 32.8 Kbbld of crude oil, 9.9 Kbbld of NGL and 3.1 Mm3d of natural gas, of which YPF consolidates approximately 50%. During Q4 2016, 19 wells were put in production targeting the Vaca Muerta formation, for a total of 541 wells, including 9 active drilling rigs and 8 workovers.

With respect to tight gas activity: (i) in the Lajas formation, 4 wells were put into production during Q4 2016, and natural gas production was 5.17 Mm3d, (ii) in the Mulichinco formation in the Rincón del Mangrullo area, natural gas production was 2.3 Mm3d, and three wells were put into production, and (iii) in the Estación Fernández Oro project natural gas production reached 2.2 Mm3d.

Operating costs for Q4 2016 were Ps 27.6 billion, 47.3% higher than Q4 2015, mainly due to the following:

•	Lifting costs increased Ps 2.0 billion, a 24.4% increase, reflecting a 24.6% increase in the unit indicator in Argentine peso terms;

•	Depreciation of property, plant and equipment increased Ps 1.7 billion, a 25.6% increase;

•	Royalties increased Ps 1.1 billion, a 36.2% increase, related to an increase in royalties for crude oil production of Ps 0.7 billion and an increase in royalties for natural gas production of Ps 0.4 billion;

•	Transportation costs increased Ps 0.2 billion, a 38.4% increase, due to increases in rates produced during 2016.

Exploration expenses for Q4 2016 were Ps 1.7 billion, an increase of 131.6% compared to Ps 0.7 billion for Q4 2015. This change was due principally to a Ps 0.9 billion increase in negative results from unproductive exploratory wells in Q4 2016 compared to Q4 2015. Expenses for the development of geological and geophysical studies did not change significantly between Q4 2016 and Q4 2015. Nevertheless, total exploration investments decreased Ps 0.2 billion, 21.8% lower than Q4 2015.

In Q4 2016 there was income of Ps 1.1 billion related to PIAM under the agreement reached with the company’s partner in the Magallanes area to participate in the extension of the concession of this area.

Unit cash costs in U.S. dollars decreased 7.0% to US$21.80/boe for Q4 2016 from US$23.40/boe for Q4 2015, including taxes of US$5.90/boe and US$5.80/boe, respectively. In turn, the average lifting cost for YPF was US$12.70/boe, 15.6% lower than US$15.00/boe for Q4 2015.

CAPEX

Cumulative capital expenditures for the Upstream business segment for 2016 were Ps 49.2 billion, 1.5% lower than 2015.

Consolidated Results Full Year 2016 and Q4 2016

Of these cumulative capital expenditures, 69% were invested in drilling and workover, 19% in facilities, and the remaining 12% in exploration and other activities in the Upstream business segment.

Capital expenditures for the Upstream business segment for Q4 2016 were Ps 13.8 billion, 4.5% lower than Q4 2015.

In Q4 2016, 55% of capital expenditures were invested in drilling and workover, 23% in facilities, and the remaining 22% in exploration and other activities in the Upstream business segment.

In the Neuquina basin, activities for Q4 2016 were focused on the development of the Loma Campana, Aguada Toledo - Sierra Barrosa (Lajas), Rincón del Mangrullo, El Orejano, La Amarga Chica, Loma La Lata (Sierras Blancas), Chachahuen, Llancanelo and Cerro Fortunoso blocks. Development activities continued at the Cuyana basin, mainly in the Barrancas, Estructura Cruz de Piedra, Mesa Verde and Vizcacheras blocks. In the Golfo San Jorge basin, most activity was concentrated in Cañadón de la Escondida, El Guadal, Seco León and Barranca Baya, in the province of Santa Cruz and Manantiales Behr and El Trébol-Escalante in the province of Chubut.

Exploration activities for Q4 2016 covered the Cuyana, Neuquina, Golfo San Jorge and Austral basins. In the Cuyana basin, exploratory activity was in the La Ventana block. In the Neuquina basin, exploratory activity focused on the Cerro Arena, Señal Picada - Punta Barda, Payún Oeste, Agua Salada, Señal Cerro Bayo, CNQ7 and Chachahuen blocks. In the Golfo San Jorge basin, activity focused on the evaluation of deep targets in Los Perales and Cañadón de la Escondida and in the north flank of the Manantiales Behr and Escalante - El Treból blocks. In the Austral basin, exploratory activity was performed in the Fracción “E” and Lago Fuego blocks.

During Q4 2016, 15 exploratory wells were completed (ten crude oil and five gas).

Consolidated Results Full Year 2016 and Q4 2016

3.2 DOWNSTREAM

Q4 2015	Q3 2016	Q4 2016	Var.% Q4 16/ Q4 15		Jan - Dec 2015	Jan - Dec 2016	Var.% 2016 /2015

(678)	332	520	(176.7%)	Operating income (Million Ps)	6,948	3,093	(55.5%)

32,519	42,992	43,064	32.4%	Revenues (Million Ps)	125,766	163,463	30.0%

4,218	4,259	4,043	(4.2%)	Sales of refined products in domestic market (Km3)	17,029	16,463	(3.3%)

382	303	498	30.4%	Exportation of refined products (Km3)	1,461	1,568	7.3%

193	227	229	18.7%	Sales of petrochemical products in domestic market (*) (Ktn)	815	851	4.4%

59	80	53	(10.2%)	Exportation of petrochemical products (Ktn)	301	202	(32.9%)

294	292	299	1.7%	Crude oil processed (Kboed)	299	294	(1.8%)

92%	91%	94%	1.7%	Refinery utilization (%)	94%	92%	(1.8%)

2,910	2,486	3,323	14.2%	Capital Expenditures (Million Ps)	8,874	9,839	10.9%

852	1,317	1,712	100.9%	Depreciation (Million Ps)	2,912	5,507	89.1%

722	645	627	(13.2%)	Average domestic market gasoline price (**) (USD/m3)	747	626	(16.3%)

728	629	602	(17.4%)	Average domestic market diesel price (**) (USD/m3)	754	614	(18.6%)

(*)	Fertilizer sales not included.
(**)	Includes gross income and net of deductions, commissions and other taxes

3.2.1 CUMULATIVE RESULTS

Operating income for the Downstream business segment for 2016 was Ps 3.1 billion, 55.5% lower than 2015.

Revenues were Ps 163.5 billion in 2016, 30.0% higher than 2015, due primarily to the following factors:

•	Diesel revenues increased Ps 14.3 billion, 25.2% higher than 2015, due to a 30.5% increase in the company’s diesel product mix prices, which was partially offset by a 4.1% decrease in sales volumes, despite a 8.3% increase in sales volumes of Infinia diesel, a premium diesel product;

Consolidated Results Full Year 2016 and Q4 2016

•	Gasoline revenues increased Ps 11.3 billion, 32.3% higher than 2015, due to a 34.1% increase in the company’s gasoline product mix prices, which was partially offset by a 1.3% decrease in sales volumes, despite a 1.1% increase in sales volumes of Infinia gasoline, a premium gasoline product;

•	Fuel oil revenues increased Ps 2.6 billion, 36.6% higher than 2015, as a result of a 54.5% increase in prices, which was partially offset by an 11.6% decrease in sales volumes;

•	Jet fuel and LPG revenues increased Ps 1.2 billion and Ps 0.9 billion, or 47.4% and 36.4%, respectively, in the Argentine domestic market, mainly due to increased prices in Argentine peso terms and stable sales volumes;

•	Petrochemical revenues increased Ps 0.8 billion, due to a 15% increase in sales prices in Argentine peso terms, as well as a 7.1% increase in sales volumes;

•	Exports increased Ps 4.1 billion, 33.0% higher than 2015, mainly due to the increase in international prices. Exports of flour, grains and oil increased 38.8% to Ps 5.0 billion.

Cost of sales for 2016 increased Ps 41.6 billion, 35.0% higher than 2015, due primarily to the following factors:

•	Crude oil purchases increased Ps 23.8 billion, 36.1% higher than 2015, due to a 38.8% increase in transfer prices between business segments and 35.0% increase in purchase price to third parties. The crude oil volumes transferred from the Upstream business segment increased 0.6% while the volumes purchased from third parties decreased 11.4%;

•	Biofuel purchases increased Ps 5.5 billion, 70.5% higher than 2015, due to higher prices of FAME and ethanol biofuel and purchase volume increases of 1.4% and 11.0%, respectively;

•	Grain purchases in the agricultural sales segment through the form of barter, which were recorded as purchases for accounting purposes, increased Ps 1.5 billion, 58.1% higher than 2015, due to a 91.1% increase in prices, partially offset by a 17.3% decrease in volumes purchased;

•	Imports of fuels decreased Ps 0.6 billion, 10.0% lower than 2015, due to a 38.5% decrease in volumes purchased of diesel, which was partially offset by a 15.7% increase in volumes purchased of gasoline and jet fuel;

•	Production costs related to refining costs increased Ps 2.5 billion, 42.0% higher than 2015, due to increased expenses for materials, parts, electricity, other supplies and fuel. As a result, taking into account the lower processed volumes, the unitary refining costs in 2016 increased 44.2% compared to 2015. Transportation costs related to production (shipping, oil pipelines, and multiproduct pipelines) increased Ps 1.2 billion, a 40.0% increase;

•	Depreciation of property, plant and equipment increased Ps 2.5 million, 100.5% higher than 2015, due to the production process;

•	Selling expenses increased Ps 3.8 billion, 35.6% higher than 2015, due to higher transportation costs related to an increase in Argentine domestic fuel transportation rates and increased depreciation costs of assets linked to commercial use and increased advertising and promotional activities; and

Consolidated Results Full Year 2016 and Q4 2016

•	In other operating results, net, of this business segment and corresponding to 2015, there was an increase in the reserve for contingencies and litigation of Ps 0.7 billion. This was in connection with a ruling against YPF regarding a claim filed by the Union of Consumers and Users (Unión de Usuarios y Consumidores) alleging that excess fees were charged to LPG consumers during the period from 1993 to 1997.

In 2016, the processing capacity level of our refineries was an average of 294 thousand barrels of oil per day, 1.8% lower than 2015. These processing levels resulted in a 1.3% decrease in diesel production, a 1.0% decrease in gasoline production, a 16.0% decrease in fuel oil production, and an increase in the production of other refined products such as LPG and petrochemical products. The decrease in fuel oil production was emphasized by the commencement of operations at the new Coke unit at the La Plata refinery, which allows for the production of increased levels of intermediate products.

3.2.2 FOURTH QUARTER 2016

Operating profit for the Downstream business segment for Q4 2016 was Ps 520 billion, a 176.7% increase compared to the operating loss of Ps 0.7 billion in Q4 2015.

Revenues were Ps 43.1 in Q4 2016, 32.4% higher than Q4 2015, due primarily to the following factors:

•	Diesel revenues increased Ps 3.5 billion, 23.7% higher than Q4 2015, due to a 27.8% increase in the company’s diesel product mix prices, which was partially offset by a 3.2% decrease in sales volumes, despite a 10.6% increase in sales volumes of Infinia diesel, a premium diesel product;

•	Gasoline revenues increased Ps 3.0 billion, 31.4% higher than Q4 2015, due to a 33.5% increase in the company’s gasoline product mix prices, which was partially offset by a 1.6% decrease in sales volumes, despite a 5.1% increase in sales volumes of Infinia gasoline, a premium gasoline product;

•	Fuel oil revenues decreased Ps 0.2 billion, 13.9% lower than Q4 2015, in the Argentine domestic market, due to a 39.7% decrease in sales volumes, which was partially offset by a 42.8% increase in the average sales price;

•	Petrochemical product revenues in the Argentine domestic market increased Ps 0.4 billion, 52.7% higher than Q4 2015, due to a 24.7% increase in sales volumes and a 22.5% increase in prices in Argentine peso terms;

•	Exports increased Ps 1.8 billion, 66.3% higher than Q4 2015, due to higher prices in Argentine peso terms driven by devaluation of the Argentine peso in Q4 2016, which was partially offset by a slight decrease in export volumes. Exports of flour, grains and oil totaled Ps 0.9 billion, 34.0% higher than Q4 2015.

Consolidated Results Full Year 2016 and Q4 2016

Cost of sales for Q4 2016 increased Ps 9.3 billion, 28.2% higher than Q4 2015, due to the following factors:

•	Crude oil purchases increased Ps 5.0 billion, 29.0% higher than Q4 2015, due to an increase in prices in Argentine peso terms of crude oil purchased of 26.5%, offset by a 4.2% increase in volumes purchased from the Upstream business segment and a 10.4% decrease in volumes purchased from other producers of crude oil. Purchase prices from the Upstream business segment in Argentine peso terms increased 27.5%, and purchase prices from other producers of crude oil similarly increased 22.5%;

•	Biofuel purchases increased Ps 1.9 billion, 97.9% higher than Q4 2015, due to higher FAME and ethanol biofuel prices of 63.5% and 53.2%, respectively, and a 20.1% increase in volumes purchased of ethanol biofuel and a 29.8% increase in volumes purchased of FAME;

•	Grain purchases in the agricultural sales segment through the form of barter, which were recorded as purchases for accounting purposes, increased Ps 0.3 billion, 50.9% higher than Q4 2015;

•	Fuel imports decreased Ps 1.0 billion, 63.1% lower than Q4 2015, due to an 89.2% decrease in volumes purchased of diesel and a 44.5% decrease in volumes purchased of gasoline and jet fuel;

•	Production costs related to refining increased Ps 0.6 billion, 34.4% higher than Q4 2015, due to increased expenses for materials, parts, electricity, other supplies and fuel. As a result, taking into account the decrease in volumes processed, unit refining costs in Q4 2016 were 30.8% higher than Q4 2015. Transportation costs related to production (shipping, oil pipelines, and multiproduct pipelines) increased Ps 0.3 billion, 32.2% higher than Q4 2015;

•	Property, plant and equipment depreciation increased Ps 0.9 billion, 116.8% higher than Q4 2015, resulting from an increase in the value of assets subject to depreciation compared to Q4 2015, taking into account the commencement of operations at the new Coke unit at the La Plata refinery and an increase in asset values, based on their valuation in U.S. dollars, the functional currency of the company;

•	Selling expenses increased Ps 1.5 billion, 50.5% higher than Q4 2015, due to higher transportation costs related to an increase in Argentine domestic fuel transportation rates and increased depreciation costs of assets linked to commercial use and increased advertising and promotional activities;

•	In other operating results, net, for this business segment and corresponding to Q4 2015, there was an increase in the reserve for contingencies and litigation of Ps 0.7 billion. This was in connection with a ruling against YPF regarding a claim filed by the Union of Consumers and Users (Unión de Usuarios y Consumidores) alleging that excess fees were charged to LPG consumers during the period from 1993 to 1997.

Consolidated Results Full Year 2016 and Q4 2016

The volume of crude oil processed in Q4 2016 was 292 Kbbld, 1.7% lower than Q4 2015. These increased processing levels resulted in a 7.7% increase in diesel production, a 2.9% increase in gasoline production and a 44.1% decrease in fuel oil production. In addition, the company increased its production of LPG, jet fuel and petrochemical products compared to Q4 2015.

CAPEX

Cumulative capital expenditures for the Downstream business segment for 2016 were Ps 9.8 billion, 10.9% higher than Q4 2015. Capital expenditures in Q4 2016 were Ps 3.3 billion, 14.2% higher than Q4 2015.

The construction of the new Coke unit at the La Plata refinery was completed, and it commenced operations on September 29, 2016. In addition, improvements to the Topping III unit in Mendoza have progressed, and it is expected to commence operations in Q2 2017. Work to improve YPF’s logistical facilities and optimize safety and environmental performance has also continued.

Consolidated Results Full Year 2016 and Q4 2016

3.3 GAS AND ENERGY

Q4 2015	Q3 2016	Q4 2016	Var.% Q4 16/ Q4 15		Jan - Dec 2015	Jan - Dec 2016	Var.% 2016 /2015

243	786	825	239.5%	Operating income (Million Ps)	1,498	2,008	34.0%

4,541	8,360	9,104	100.5%	Revenues (Million Ps)	16,187	29,726	83.6%

176	420	877	398.3%	Capital Expenditures (Million Ps)	469	2,134	355.0%

66	72	73	10.6%	Depreciation (Million Ps)	255	290	13.7%

In 2016, the YPF Group began to report its Gas and Energy business segment, which includes activities related to transportation, distribution and the sale of natural gas to third parties, regasification services for liquefied natural gas (LNG) and electricity generation.

Operating profits for this business segment in 2016 were Ps 2.0 billion, 34.0% higher than operating profits of Ps 1.5 billion in 2015, reflecting the results of regasification services for LNG in Bahía Blanca and Escobar in peso terms, the results of our YPF Energía Eléctrica S.A. subsidiary and the accrual of Ps 0.8 billion for Transitional Economic Assistance by the company’s Metrogas subsidiary in 2016 compared to Ps 0.7 billion in 2015.

Operating profits for this business segment for Q4 2016 were Ps 0.8 billion, 239.5% higher operating profits of Ps 0.2 billion in Q4 2015, reflecting the results of regasification services for LNG in Bahía Blanca and Escobar in peso terms and the accrual of Ps 0.8 billion for Transitional Economic Assistance by the company’s Metrogas subsidiary in Q4 2016 compared to Ps 0.1 billion in Q4 2015 are highlighted.

CAPEX

Cumulative capital expenditures for the Gas and Energy business segment for 2016 were Ps 2.1 billion, 335.0% higher than 2015. Capital expenditures for the Gas and Energy business segment in Q4 2016 were Ps 0.9 billion, 389.3% higher than Q4 2015.

Construction work on the new Loma Campana I thermoelectric plant, located in the basin of the same name, and the Manantiales Behr wind farm in Comodoro Rivadavia continued. Both are expected to commence operations in Q2 2017.

Consolidated Results Full Year 2016 and Q4 2016

3.4 CORPORATE

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously-mentioned business segments.

Corporate operating income for 2016 was a loss of Ps 1.6 billion, a 30.7% improvement compared to a loss of Ps 2.3 billion in 2015. In 2016, Corporate operating income included Ps 1.5 billion associated with the deconsolidation of the Maxus Entities. This change was driven primarily by higher personnel expenses, higher IT costs, and depreciations of property, plant and equipment.

Consolidation adjustments to eliminate results among business segments not transferred to third parties were negative Ps 0.9 billion for 2016 compared to positive Ps 2.9 billion for 2015.

3.5 RELATED COMPANIES

Results from related companies for 2016, mainly from MEGA, Profertil and Refinor, were Ps 0.6 billion, an increase of Ps 0.3 billion, or 84.9% compared to 2015. Results from related companies for Q4 2016 were Ps 0.2 billion, a 19.2% decrease compared to Ps 0.3 billion for Q4 2015.

4. LIQUIDITY AND SOURCES OF CAPITAL

In 2016, net cash flows provided by operating activities were Ps 49.2 billion, 18.8% higher than 2015. Although adjusted EBITDA increased Ps. 10.7 billion, net operating cash flow increased Ps 7.8 billion due to an increase in working capital in 2016. In addition, the partial payments owed to the company from the stimulus program for the surplus injection of natural gas were received in BONAR 2020 sovereign bonds issued by Argentina, which remain in the company’s investment portfolio at the end of 2016 but do not increase the operating cash flow of the company. If these payments were considered as operating cash flows, net operating cash flows would have increased Ps 17.7 billion, 42.7% higher than 2015, reaching a total of Ps 59.1 billion.

Net cash flows from investing activities were Ps 66.2 billion for 2016, 3.3% higher than 2015. Investments in property, plant and equipment and intangible assets were 0.6% higher than 2015, and an increase in investments in financial assets of Ps 2.4 billion was recorded.

The previously discussed cash flow generation, together with a net increase of Ps 10.8 billion from financing activities, and the company’s investment in BONAR 2021 sovereign bonds issued by Argentina, contributed to a Ps 26.0 billion cash and cash equivalent position as of December 31, 2016.

The main debt issuances in 2016 consisted of seven new series of negotiable obligations for a total of Ps 13.3 billion, US$1.0 billion and Swiss francs 300 million. Total debt in U.S. dollars was US$9.7 billion, net debt was US$8.1 billion(1) and the net debt/adjusted EBITDA LTM(2) ratio was 2.04x.

Consolidated Results Full Year 2016 and Q4 2016

The average interest rate for debt denominated in Argentine pesos in 2016 was 27.74%, while the average interest rate for debt denominated in U.S. dollars and Swiss francs was 7.79% and 3.75%, respectively.

YPF negotiable obligations issued during Q4 2016 are detailed below:

YPF Note	Amount	Interest Rate	Maturity

Series XXVIII (*)	USD 197 million	8.75%	90 months

(*)	Subscription in kind made only with Series X and XI
(1)	Net Debt: Includes investments in government securities of US$965 million at market value.
(2)	Net Debt: US$8,100 million/adjusted EBITDA LTM: US$3,962 million = 2.04x.

Consolidated Results Full Year 2016 and Q4 2016

5. TABLES AND NOTES

Q4 2016 Results

Consolidated Results Full Year 2016 and Q4 2016

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q4 2015	Q3 2016	Q4 2016	Var.% Q4 16/ Q4 15		Jan - Dec 2015	Jan - Dec 2016	Var.% 2016 /2015
40,946	55,849	54,558	33.2%	Revenues	156,136	210,100	34.6%
(32,781)	(48,028)	(46,326)	41.3%	Costs	(119,537)	(177,304)	48.3%

8,165	7,821	8,232	0.8%	Gross profit	36,599	32,796	(10.4%)

(3,034)	(3,934)	(4,534)	49.4%	Selling expenses	(11,099)	(15,212)	37.1%
(1,729)	(1,939)	(1,868)	8.0%	Administration expenses	(5,586)	(7,126)	27.6%
(713)	(312)	(1,651)	131.6%	Exploration expenses	(2,473)	(3,155)	27.6%
(2,535)	(36,188)	1,245	(149.1%)	Impairment of property, plant and equipment and intangible assets	(2,535)	(34,943)	1,278.4%
756	(26)	1,972	160.8%	Other operating results, net	1,682	3,394	101.8%

910	(34,578)	3,396	273.2%	Operating income (loss)	16,588	(24,246)	(246.2%)

266	110	215	(19.2%)	Results on investments in companies and joint ventures	318	588	84.9%
14,166	(3,291)	(2,213)	115.6%	Net Financial Results:	12,157	(6,146)	150.6%

15,342	(37,759)	1,398	(90.9%)	Net income (loss) before income tax	29,063	(29,804)	(202.5%)

(17,207)	7,503	377	(102.2%)	Income tax	(24,637)	1,425	(105.8%)

(1,865)	(30,256)	1,775	(195.2%)	Net Income (loss) for the period	4,426	(28,379)	(741.2%)

(170)	(45)	54		Net income (loss) for noncontrolling interest	(153)	(142)

(1,695)	(30,211)	1,721	(201.5%)	Net income (loss) for shareholders of the parent company	4,579	(28,237)	(716.7%)

(4.32)	(77.14)	4.35	(200.8%)	Earnings per share, basic and diluted	11.68	(72.13)	(717.5%)

35,529	2,848	4,850	(86.3%)	Other comprehensive Income	43,758	27,414	(37.4%)

33,664	(27,408)	6,625	(80.3%)	Total comprehensive income for the period	48,184	(965)	(102.0%)

11,589	14,609	13,933	20.2%	Adj. EBITDA (*)	47,556	58,216	22.4%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS), except adjusted EBITDA.

(*)	Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of properties, plant and equipment + Amortization of intangible assets + Unproductive exploratory drillings + Impairment of property, plant and equipment.

Consolidated Results Full Year 2016 and Q4 2016

5.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

	12/31/2015	12/31/2016
Noncurrent Assets
Intangible assets	7,279	8,114
Properties, plant and equipment	270,905	308,014
Investments in companies and joint ventures	4,372	5,488
Deferred tax assets, net	954	564
Other receivables	2,501	3,909
Trade receivables	469	87
Investment in financial assets	—	7,737

Total Non-current assets	286,480	333,913

Current Assets
Inventories	19,258	21,820
Other receivables	19,413	13,456
Trade receivables	22,111	33,645
Investment in financial assets	804	7,548
Cash and equivalents	15,387	10,757

Total current assets	76,973	87,226

Total assets	363,453	421,139

Shareholders’ equity
Shareholders’ contributions	10,349	10,403
Reserves, other comprehensive income and retained earnings	110,064	108,352
Noncontrolling interest	48	(94)

Total Shareholders’ equity	120,461	118,661

Noncurrent Liabilities
Provisions	39,623	47,358
Deferred tax liabilities	44,812	42,465
Other taxes payable	207	98
Loans	77,934	127,568
Other liabilities	340	336
Accounts payable	285	2,187

Total Noncurrent Liabilities	163,201	220,012

Current Liabilities
Provisions	2,009	1,994
Income tax payable	1,487	176
Other taxes payable	6,047	4,440
Salaries and social security	2,452	3,094
Loans	27,817	26,777
Other liabilities	413	4,390
Accounts payable	39,566	41,595

Total Current Liabilities	79,791	82,466

Total Liabilities	242,992	302,478

Total Liabilities and Shareholders’ Equity	363,453	421,139

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q4 2015	Q3 2016	Q4 2016		Jan-Dec 2015	Jan-Dec 2016
			Operating activities
(1,865)	(30,256)	1,775	Net income (loss)	4,426	(28,379)
(266)	(110)	(215)	Income (loss) from investments in companies and joint ventures	(318)	(588)
7,724	12,652	10,341	Depreciation of property, plant and equipment	26,685	44,752
98	188	206	Amortization of intangible assets	323	717
523	996	2,190	Disposals of property, plant and equipment and intangible assets and consumption of materials	3,773	5,791
17,207	(7,503)	(377)	Income tax charge	24,637	(1,425)
1,331	1,289	2,248	Net increase in provisions	3,598	6,040
2,535	36,188	(1,245)	Impairment of property, plant and equipment and intangible assets	2,535	34,943
(14,806)	2,893	1,105	Interest, exchange differences and other	(13,449)	3,298
35	51	45	Stock compensation plan	124	153
(603)	—	—	Accrued insurance	(1,688)	—
—	—	—	Results due to deconsolidation of companies	—	(1,528)
			Changes in assets and liabilities:
(5,178)	(505)	(686)	Trade receivables	(8,031)	(16,079)
(1,844)	2,399	(1,728)	Other receivables	(6,143)	5,406
341	(79)	1,667	Inventories	101	1,469
3,494	(990)	1,477	Accounts payable	6,676	(1,133)
2,432	307	(1,634)	Other Taxes payable	4,544	(1,776)
426	341	494	Salaries and Social Securities	549	784
(465)	—	190	Other liabilities	(465)	190
(511)	(355)	(450)	Decrease in provisions included in liabilities for payments / utilization	(1,758)	(1,753)
(1)	1	(1)	Dividends received	180	420
363	—	—	Insurance charge for loss of profit	2,036	607
(1,281)	(786)	(379)	Income tax payments	(6,931)	(2,726)

9,689	16,721	15,023	Cash flow from operating activities	41,404	49,183

			Investing activities
(17,082)	(16,461)	(15,097)	Acquisitions of property, plant and equipment and Intangible assets	(63,774)	(64,160)
—	(388)	(60)	Contributions and acquisitions of interests in companies and joint ventures	(163)	(448)
—	162	—	Collection for sale of financial assets	—	1,072
(324)	(3,240)	(236)	Payments for acquisition of financial assets investments	(324)	(3,476)
—	—	483	Interest received from financial assets	—	483
212	—	—	Insurance charge for material damages	212	355

(17,194)	(19,927)	(14,910)	Cash flows from investing activities	(64,049)	(66,174)

			Financing activities
(6,466)	(15,488)	(23,844)	Payment of loans	(24,090)	(73,286)
(2,249)	(4,728)	(4,709)	Payment of interests	(6,780)	(16,330)
16,996	25,304	21,552	Proceeds from loans	55,158	101,322
(1)	5	—	Acquisition of own shares	(120)	(50)
—	—	—	Non controlling interest contribution	—	50
—	(889)	—	Payments of dividends	(503)	(889)

8,280	4,204	(7,001)	Cash flows from financing activities	23,665	10,817

3,755	743	11	Effect of changes in exchange rates on cash and equivalents	4,609	1,692

—	—	—	Deconsolidation of subsidiaries	—	(148)

4,530	1,741	(6,877)	Increase (decrease) in Cash and Equivalents	5,629	(4,630)

—	15,893	17,634	Cash and equivalents at the beginning of the period	9,758	15,387
4,530	17,634	10,757	Cash and equivalents at the end of the period	15,387	10,757

4,530	1,741	(6,877)	Increase (decrease) in Cash and Equivalents	5,629	(4,630)

			COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
4,725	11,163	7,922	Cash	13,920	7,922
(195)	6,471	2,835	Other Financial Assets	1,467	2,835

4,530	17,634	10,757	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	15,387	10,757

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Full Year 2016 and Q4 2016

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

(Unaudited, figures expressed in millions of pesos)

Q4 2016	Upstream	Gas & Power	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	3,125	8,179	42,737	517	—	54,558
Revenues from intersegment sales	25,753	925	327	2,174	(29,179)	—

Revenues	28,878	9,104	43,064	2,691	(29,179)	54,558

Operating Income (loss)	2,135	825	520	(998)	914	3,396
Investments in companies	(1)	143	73	—	—	215
Depreciation of property, plant and equipment	8,330	73	1,712	226	—	10,341
Impairment of property, plant and equipment and intangible assets	(1,245)	—	—	—	—	(1,245)
Acquisitions of fixed assets	16,067	877	3,323	545	—	20,812
Assets	236,173	25,866	125,536	34,739	(1,175)	421,139

Q4 2015	Upstream	Gas & Power	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	4,351	4,008	32,354	233	—	40,946
Revenues from intersegment sales	17,313	533	165	1,846	(19,857)	—

Revenues	21,664	4,541	32,519	2,079	(19,857)	40,946

Operating Income (loss)	570	243	(678)	(853)	1,628	910
Investments in companies	2	139	125	—	—	266
Depreciation of property, plant and equipment	6,631	66	853	174	—	7,724
Impairment of property, plant and equipment and intangible assets	2,535	—	—	—	—	2,535
Acquisitions of fixed assets	13,230	176	2,910	759	—	17,075
Assets	223,035	13,659	100,146	26,708	(95)	363,453

Consolidated Results Full Year 2016 and Q4 2016

5.5 MAIN DOLLAR DENOMINATED FINANCIAL MAGNITUDES

Million USD	2015 Q4	2016 Q3	2016 Q4	Var Q4 16/ Q4 15	2015 Jan - Dec	2016 Jan - Dec	Var 2016 / 2015
INCOME STATMENT
Revenues	4,044	3,748	3,542	(12.4%)	16,957	14,262	(15.9%)
Costs of sales	(3,238)	(3,224)	(3,008)	(7.1%)	(12,965)	(12,030)	(7.2%)

Gross profit	807	525	534	(33.7%)	3,992	2,232	(44.1%)
Other operating expenses, net	(717)	(2,846)	(314)	(56.2%)	(2,147)	(3,845)	79.1%

Operating income	90	(2,321)	220	145.3%	1,846	(1,613)	(187.4%)
Depreciation and impairment of property, plant & equipment and intangible assets	1,013	3,278	591	(41.7%)	3,137	5,390	71.8%
Amortization of intangible assets	10	13	13	38.2%	35	49	39.0%
Unproductive exploratory drillings	32	11	80	152.1%	153	137	(10.7%)

Adj. EBITDA (*)	1,145	981	905	(21.0%)	5,171	3,962	(23.4%)

UPSTREAM
Revenues	2,140	1,886	1,875	(12.4%)	8,713	7,755	(11.0%)
Operating income	56	(2,358)	139	146.2%	838	(1,791)	(313.6%)
Depreciation	655	736	541	(17.4%)	2,496	2,593	3.9%
Capital expenditures	1,430	783	897	(37.2%)	5,398	3,334	(38.2%)

DOWNSTREAM
Revenues	3,212	2,886	2,796	(13.0%)	13,670	11,091	(18.9%)
Operating income	(67)	22	34	(150.4%)	788	213	(73.0%)
Depreciation	84	88	111	32.1%	315	373	18.2%
Capital expenditures	287	167	216	(24.9%)	953	664	(30.3%)

GAS & ENERGY
Revenues	449	561	591	31.8%	1,756	2,009	14.4%
Operating income	24	53	54	123.2%	163	134	(17.7%)
Depreciation	7	5	5	(27.3%)	28	20	(28.9%)
Capital expenditures	17	28	57	227.5%	50	144	186.2%

CORPORATE AND OTHER
Operating income	(125)	(47)	(65)	(48.3%)	(292)	(105)	(63.9%)
Capital expenditures	75	29	35	(52.8%)	206	113	(44.9%)

CONSOLIDATION ADJUSTMENTS
Operating income	196	9	59	(69.7%)	346	(66)	(119.1%)
Average exchange rate for the period	10.12	14.90	15.40		9.22	14.73

NOTE: The calculation of the main financial figures in U.S. dollars is derived from the calculation of the financial results expressed in Argentine pesos using the average exchange rate for each period. .

(*)	Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of properties, plant and equipment + Amortization of intangible assets + Unproductive exploratory drillings + Impairment of property, plant and equipment.

Consolidated Results Full Year 2016 and Q4 2016

5.6 MAIN PHYSICAL MAGNITUDES

	2015						2016
	Unit	Q1	Q2	Q3	Q4	Cum. 2015	Q1	Q2	Q3	Q4	Cum. 2016
Production
Crude oil production	Kbbl	22,238	22,750	22,934	23,218	91,139	22,656	22,102	22,735	22,051	89,544
NGL production	Kbbl	5,390	3,580	4,015	4,958	17,944	5,124	4,512	4,608	4,987	19,230
Gas production	Mm3	3,921	4,091	4,080	4,032	16,124	4,008	4,074	4,127	4,099	16,308
Total production	Kboe	52,288	52,061	52,611	53,532	210,492	52,986	52,237	53,299	52,816	211,338

Henry Hub	USD/Mbtu	2.98	2.64	2.77	2.27	2.66	2.09	1.95	2.81	2.98	2.46
Brent	USD/Bbl	53.92	61.69	50.23	43.57	52.35	37.88	45.56	45.79	49.19	43.56
Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,246	1,171	1,208	1,269	4,894	1,283	1,119	1,178	1,248	4,828
Diesel	Km3	1,906	2,169	2,040	2,019	8,134	1,855	2,038	1,955	1,955	7,803
Jet fuel and kerosene	Km3	125	108	130	131	494	130	107	135	139	510
Fuel Oil	Km3	348	396	378	313	1,436	354	350	376	189	1,269
LPG	Km3	176	212	238	162	788	153	242	273	171	839
Others (*)	Km3	304	343	314	323	1,283	263	270	340	342	1,214
Total domestic market	Km3	4,104	4,399	4,308	4,218	17,029	4,037	4,126	4,257	4,043	16,463
Export market
Petrochemical naphtha	Km3	18	12	7	19	56	0	0	15	86	100
Jet fuel and kerosene	Km3	122	127	130	132	511	121	117	130	138	507
LPG	Km3	149	52	42	94	337	117	17	40	128	302
Bunker (Diesel and Fuel Oil)	Km3	153	115	130	134	532	149	116	93	87	445
Others (*)	Km3	7	10	4	4	25	105	24	26	59	214
Total export market	Km3	449	316	314	382	1,461	493	275	303	498	1,568
Total sales of petroleum products	Km3	4,553	4,715	4,622	4,600	18,490	4,529	4,401	4,560	4,540	18,031

Sales of petrochemical products
Domestic market
Fertilizers	Ktn	21	34	45	108	208	24	40	91	114	269
Methanol	Ktn	49	61	75	64	249	55	82	105	85	327
Others	Ktn	130	164	143	129	566	133	125	122	144	524
Total domestic market	Ktn	200	259	263	301	1,023	212	247	318	343	1,120
Export market
Methanol	Ktn	41	36	54	20	151	2	1	2	2	7
Others	Ktn	28	50	33	39	150	25	41	78	51	195
Total export market	Ktn	69	86	87	59	301	27	42	80	53	202
Total sales of petrochemical products	Ktn	269	345	350	360	1,324	239	289	398	396	1,322

Sales of other products
Grain, flours and oils
Domestic market	Ktn	30	31	13	15	89	9	27	7	11	54
Export market	Ktn	155	418	358	208	1,139	169	311	256	151	887
Total Grain, flours and oils	Ktn	185	449	371	223	1,228	178	338	263	162	941

Main products imported
Gasolines and Jet Fuel	Km3	20	22	43	36	120	50	65	52	3	171
Diesel	Km3	196	343	346	289	1,174	145	239	306	45	736

(*)	Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

Consolidated Results Full Year 2016 and Q4 2016

5.7 ADDITIONAL INFORMATION ON OIL AND GAS RESERVES

(Argentine Securities Commission General Resolution No. 541)

	Crude oil and condensate
	(Millions of barrels)
	2016
	Argentina	United States		Worldwide
Proved developed and undeveloped reserves
Beginning of the year	607	1		608
Revisions of previous estimates	(74)	(1)		(75)
Extensions, discoveries and improved recovery	80	—		80
Purchases and sales	2	—		2
Production for the year (1)	(90)	(*	)	(90)

End of the year (1)	525	—		525

	2016
	Argentina	United States		Worldwide
Proved developed reserves
Beginning of the year	439	1		440

End of the year	380	—		380

Proved undeveloped reserves
Beginning of the year	168	—		168

End of the year	145	—		145

(*)	Less than one.
(1)	Proved reserves of crude oil and condensate include an estimated 76 million barrels as of December 31, 2016, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Crude oil and condensate production includes an estimated 13 million barrels for 2016 in respect of such types of payments.

Consolidated Results Full Year 2016 and Q4 2016

	Natural gas liquids
	(Millions of barrels)
	2016
	Argentina	United States	Worldwide
Proved developed and undeveloped reserves
Beginning of the year	71	—	71
Revisions of previous estimates	5	—	5
Extensions, discoveries and improved recovery	11	—	11
Purchases and sales	—	—	—
Production for the year(1)	(19)	—	(19)

End of the year (1)	68	—	68

	2016
	Argentina	United States	Worldwide
Proved developed reserves
Beginning of the year	56	—	56

End of the year	53	—	53

Proved undeveloped reserves
Beginning of the year	15	—	15

End of the year	15	—	15

*	Less than one.
(1)	Proved reserves of natural gas liquids include an estimated 8 million barrels as of December 31, 2016, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas liquids production includes an estimated 2 million barrels for 2016 in respect of such types of payments.

Consolidated Results Full Year 2016 and Q4 2016

	Natural gas
	(billions of cubic feet)
	2016
	Argentina	United States		Worldwide
Proved developed and undeveloped reserves
Beginning of the year	3,067	5		3,072
Revisions of previous estimates	(105)	(5)		(110)
Extensions, discoveries and improved recovery	372	—		372
Purchases and sales	165	—		165
Production for the year (1)	(576)	(*	)	(576)

End of the year (1)	2,923	—		2,923

	2015
	Argentina	United States		Worldwide
Proved developed reserves
Beginning of the year	2,205	5		2,210

End of the year	2,143	—		2,143

Proved undeveloped reserves
Beginning of the year	862	—		862

End of the year	780	—		780

*	Less than one.
(1)	Proved reserves of natural gas include an estimated 337 billion cubic feet as of December 31, 2016, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas production includes an estimated 60 billion cubic feet for 2016 in respect of such types of payments.

Consolidated Results Full Year 2016 and Q4 2016

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 9, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer